PTopp@gibsondunn.com

August 7, 2008

VIA EDGAR AND FACSIMILE

(310) 552-8683	C 41731-00005

(310) 552-7022

Linda Cvrkel

Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Re:	Herbst Gaming, Inc.
Form 10-K for the year ended December 31, 2007
As filed April 1, 2008 on Form 10-K/A
File No. 000-51046

Dear Ms. Cvrkel:

On behalf of Herbst Gaming, Inc. (the “Company”), this letter responds to your letter dated July 21, 2008, regarding the above-referenced filing (the “Comment Letter”).

Each of your comments from the Comment Letter is set forth below, followed by the Company’s related response.  For the Staff’s convenience, the Company has also taken the liberty of including as exhibits copies of those sections of the Company’s Annual Report filed on Form 10-K/A for the year ended December 31, 2007 (the “Form 10-K”) that have been revised in response to the Staff’s comments.  These exhibits are marked to show changes from the previous filing.

Form 10-K for the year ended December 31, 2007

1.                                      It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.  In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures

Linda Cvrkel

Securities and Exchange Commission
August 7, 2008

as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

The Company believes Item 9A of the Form 10-K does set forth management’s assessment of internal control over financial reporting.  Specifically, Item 9A includes a statement identifying the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting and management’s assessment of the effectiveness of the Company’s internal control over financial reporting, including a statement that the management determined that the Company’s internal control over financial reporting was effective as of December 31, 2007.

The Company does recognize, however, that management’s assessment of internal control over financial reporting as set forth in the Form 10-K could have been presented in a more straight-forward manner. The Company also recognizes that it failed to explicitly state that management has responsibility for establishing and maintaining adequate internal control over financial reporting for the Company. Since the Company is a non-accelerated filer, pursuant to Item 308T of Regulation S-K, it was not required to include with its management’s report an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting identified by management.  Item 308T(d), however, does require an affirmative statement of exemption from providing the attestation report, language that was also inadvertently omitted from the Form 10-K.  Accordingly, the Company intends to file on Form 10-K/A an amendment to the Form 10-K (the “Form 10-K/A”) that will include in Item 9A clarifying language identifying management’s assessment of internal control over financial reporting, a statement as to management’s responsibility for establishing and maintaining adequate control over financial reporting and the language required by Item 308T(a)(4) of Regulation S-K.  The proposed form of Item 9A, as amended, is attached hereto as Exhibit A.

2.                                      Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

The Company notes the Staff’s comment and will revise the Principal Executive Officer and Principle Financial Officer certifications under Item 601(b)(31) of Regulation S-K, Exhibits 31.1 and 31.2 to the Form 10-K, respectively, to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.  These revised certifications, the forms of which are attached hereto as Exhibit B and Exhibit C, will be filed with the Form 10-K/A.

3.                                      Please note that the failure to perform management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.

Linda Cvrkel

Securities and Exchange Commission
August 7, 2008

The Company notes the Staff’s comment; however, as explained above, the Company has complied with the obligation that management perform its assessment of internal control over financial reporting.  Accordingly, the Company respectfully submits that its and its shareholders’ ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports has not been adversely affected.

We appreciate the Staff’s responsiveness with respect to the Company’s proposals and look forward to resolving any concerns the Staff may have.  If you have any questions, please contact me at (310) 552-8683.

Sincerely,

/s/ Paytre R. Topp
Paytre R. Topp

PRT/vw

cc:                                 Heather Clark, Securities and Exchange Commission (copy contained herewith)

                                                Mary E. Higgins, Herbst Gaming, Inc. (via electronic mail)

                                                Michael Clark, Herbst Gaming, Inc. (via electronic mail)

                                                Karen Bertero, Gibson, Dunn & Crutcher LLP (via electronic mail)

                                                Erika Randall, Gibson, Dunn & Crutcher LLP (via electronic mail)

                                                Tom Walker, Deloitte & Touche LLP (via electronic mail)

EXHIBIT A

Item 9A.  Controls and Procedures.

Disclosure Controls and Procedures.  We maintain “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Nevertheless, there can be no assurance that either this evaluation process or our existing disclosure controls and procedures will prevent or detect all errors and all fraud, if any, or result in accurate and reliable disclosure.  A control system can provide only reasonable and not absolute assurance that the objectives of the control system are met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.  Additionally, judgments in decision-making can be faulty and breakdowns in internal control can occur because of simple errors or mistakes that are not detected on a timely basis.

As of the end of the period covered by this report (the “Evaluation Date”), an evaluation was carried out by management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, Company’s management concluded that our disclosure controls and procedures are effective as of December 31, 2007.

Internal Control over Financial Reporting.  Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 15d-15(f) under the Exchange Act) for the Company.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation or effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

As of the ~~end of the period covered by this report (the “~~Evaluation Date~~”)~~, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our ~~disclosure~~ internal control~~s~~ over

Linda Cvrkel

Securities and Exchange Commission
August 7, 2008

financial reporting ~~and procedures~~ utilizing criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

~~Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures~~

As previously disclosed in our prior public filings, our Chief Executive Officer and Chief Financial Officer identified a material weakness in our internal control for the quarter ended March 31, 2007, which consisted of a failure to have in place sufficient documentation as required by generally accepted accounting principles in order to permit interest rate swaps in the notional amount of $350.0 million to properly qualify as a hedge of a corresponding principle amount under our credit agreement. During the fourth quarter of 2007, the Company terminated this interest rate swap.  Prior to the institution of any new interest rate swap arrangements, the Company will develop an internal policy regarding hedging transactions that sets forth the required procedures and documentation in order to permit such transactions undertaken by us to qualify for hedge accounting.

Management believes that the financial statements included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows.

~~Nevertheless, there can be no assurance that either this evaluation process or our existing disclosure controls and procedures will prevent or detect all errors and all fraud, if any, or result in accurate and reliable disclosure.  A control system can provide only reasonable and not absolute assurance that the objectives of the control system are met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.  Additionally, judgments in decision-making can be faulty and breakdowns in internal control can occur because of simple errors or mistakes that are not detected on a timely basis.~~

Based on the evaluation and findings, discussed above the Company’s management concluded that internal control~~s~~ over financial reporting was effective as of December 31, 2007.

~~Other than the adoption of the policy described in this section,~~ There has been no change in our internal control~~s~~ over financial reporting during the fourth quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reports.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to the attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Linda Cvrkel

Securities and Exchange Commission

August 7, 2008

EXHIBIT B

EXHIBIT 31.1

CERTIFICATION

I, Troy D. Herbst, certify that:

1.     I have reviewed this annual report on Form 10-K of Herbst Gaming, Inc., a Nevada corporation;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

(d)       Disclosed in this report any change in the registrant’s internal control over

Linda Cvrkel

Securities and Exchange Commission

August 7, 2008

financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control and reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)       Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	~~March~~August [ ], 2008	/s/
Troy D. Herbst, Chief Executive Officer and Executive Vice President

Linda Cvrkel

Securities and Exchange Commission

August 7, 2008

EXHIBIT C

EXHIBIT 31.2

CERTIFICATION

I, Mary E. Higgins, certify that:

1.     I have reviewed this annual report on Form 10-K of Herbst Gaming, Inc., a Nevada corporation;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

(d)       Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the

Linda Cvrkel

Securities and Exchange Commission

August 7, 2008

registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)       Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	~~March~~August [ ], 2008
Mary E. Higgins, Chief Financial Officer

EXHIBIT D

Acknowledgment of Company

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                  Comments of the Commission’s staff (the “Staff”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Mary E. Higgins
Name:	Mary E. Higgins
Title:	Chief Financial Officer